SUPPLEMENT Dated April 27, 2010
To The Current Prospectus

Granite PrimElite

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

1. *Effective April 30, 2010* the following fund name changes apply to the investment portfolios that are currently open to new investments, and also reflect Subadviser changes as noted:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Van Kampen Global Franchise Portfolio Former Subadviser: Van Kampen	ING Morgan Stanley Global Franchise Portfolio (Class S) Current Subadviser: Morgan Stanley Investment Management Inc.
Legg Mason Partners Variable High Income Portfolio Former Subadviser: Legg Mason Partners Fund Advisors, LLC	Legg Mason Western Asset Variable High Income Portfolio Current Subadviser: Western Asset Management Company
Legg Mason Partners Variable International All Cap Opportunity Portfolio Former Subadviser: Legg Mason Partners Fund Advisors, LLC	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio Current Subadviser: Global Currents Investment Management, LLC
Legg Mason Partners Variable Investors Portfolio Former Subadviser: Legg Mason Partners Fund Advisors, LLC	Legg Mason ClearBridge Variable Large Cap Value Portfolio Current Subadviser: ClearBridge Advisors, LLC

2. *Overnight Delivery.* If you would like a withdrawal sent to you by overnight delivery service, you may choose to have the $20 charge for overnight delivery deducted from the amount of the withdrawal.